Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ATA Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-205970) on Form S-8 of ATA Inc. of our reports dated June 24, 2016, with respect to the consolidated balance sheet of ATA Inc. as of March 31, 2016, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended, and the effectiveness of internal control over financial reporting as of March 31, 2016, which reports appear in the March 31, 2016 annual report on Form 20-F of ATA Inc.

/s/ KPMG Huazhen LLP

Beijing, China
June 24, 2016